UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____2___)*

NutraFuels, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

67091B104

(CUSIP Number)

6601 Lyons Rd L-6, Coconut Creek, FL, 33073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment Number 2 to Schedule 13D is being filed to report the sale of NutraFuels, Inc. common stock by Edgar Ward, the Company’s Chief Executive Officer, President and Sole Director as follows:

•

2,500 common shares at $.50 on January 8, 2015;

•

2,968 common shares at $.55 on January 9, 2015;

•

6,000 common shares at $.56 on January 12, 2015; and

•

5,500 common shares at $.60 on January 13, 2015

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edgar Ward
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A Sale Transaction
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,294,420
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,294,420
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,294,420
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ] N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of NutraFuels, Inc., a Florida corporation whose address is 6601 Lyons Rd L-6, Coconut Creek, FL, 33073.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Edgar Ward, an individual, and the Chief Executive Officer, director and beneficial owner of the common stock of NutraFuels, Inc.

(b)	The principal business address of Edgar Ward, the reporting person, is 6601 Lyons Rd L-6, Coconut Creek, FL, 33073.

(c)	Source of Funds Not Applicable. Sale of Securities

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

The purpose of the transaction was the disposition of shares of Nutrafuels, Inc.

Item 5.  Interest in Securities of the Issuer.

The issuer has an aggregate of 21,922,114 common shares outstanding.  Edgar Ward holds 6,294,420 common shares representing 29% of the common stock outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Edgar Ward and any person with respect to any securities of NutraFuels, Inc.

Item 7.  Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NutraFuels, Inc.

Date: January 20, 2015	By:	/s/ Edgar Ward
Edgar Ward
Chief Executive Officer, President, Director

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